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TWA


TRANS WORLD AIRLINES, INC.
ONE CITY CENTRE
515 N. 6TH STREET
ST. LOUIS, MISSOURI 63101


                              December 11, 1996



Securities and Exchange Commission
Stop 7-6
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attn:  William L. Tolbert, Jr.,
       Assistant Director

Re:    Trans World Airlines, Inc. (the "Company")
       Form S-3 Registration Statement (Reg. No. 333-05691)

Dear Mr. Tolbert:

        The Company hereby withdraws the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 dated July 11, 1996 (the "Registration Statement"), covering 8,000,000 shares of its Common Stock. The Registration Statement was first filed with the Securities and Exchange Commission on June 10, 1996. The Company has determined not to proceed with a public offering at this time due to current financial performance of the Company and market conditions.

                                        Very truly yours,



                                        /s/ Jeffrey H. Erickson
                                        -------------------------------------
                                        Jeffrey H. Erickson
                                        President and Chief Executive Officer